Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

October 14, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This is in furtherance of our intimation dated March 1, 2024, wherein we informed that Dr. Reddy’s Laboratories, Inc., wholly owned step down subsidiary of the Company, and Dr. Reddy’s Laboratories Limited (“the Company”) were named as defendants in a complaint that was made public on February 29, 2024, in the United States District Court for the District of New Jersey. In continuation to the said complaint through amended complaints, three additional groups of plaintiffs have sought to add DRL as a defendant in their already pending lawsuits previously consolidated into the In re Revlimid antitrust action. The first such plaintiff is United Healthcare Services, Inc. (“United”). The second such group of plaintiffs is composed of Cigna Corp., Humana Inc., Blue Cross Blue Shield Association, Health Care Service Corporation, Blue Cross and Blue Shield of Florida, Inc., and Molina Healthcare, Inc. (together, the “Insurer Plaintiffs”). The third such group of plaintiffs is composed of Jacksonville Police Officers and Fire Fighters Health Insurance Trust, Carpenters and Joiners Welfare Fund, Teamsters Local 237 Welfare Fund and Teamsters Local 237 Retirees’ Benefit Fund, and Teamsters Western Region and New Jersey Health Care Fund, who bring their claims on behalf of a purported class of end-payors of Revlimid® and generic equivalents (the “EPP Plaintiffs”).

On June 6, 2024, the court issued an order on pending motions to dismiss filed by other defendants, in which the court dismissed all claims at issue in that motion, including claims challenging the litigation settlement agreements. The order allowed the relevant plaintiffs to file amended complaints. On August 5, 2024, all Plaintiffs filed amended complaints, including the amended complaints filed by United, Insurer Plaintiffs, and EPP Plaintiffs, described above, which sought to add DRL as a defendant in those actions for the first time. DRL and all other defendants to the In re Revlimid antitrust action have filed motions to dismiss each of Plaintiffs’ lawsuits in their entirety. Those motions are pending. The Company intends to vigorously defend its positions.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR